UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2017

Commission File Number 1-34694

VEON Ltd.

(formerly VimpelCom Ltd.)

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Information contained in this report

The information set forth in this Form 6-K is hereby incorporated by reference into the registration statements filed with the Securities and Exchange Commission by the registrant on Form F-3 (Registration Nos. 333-213905 and 333-196223).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VEON LTD.
(Registrant)

Date: November 28, 2017

	By:	/s/ Scott Dresser
	Name:	Scott Dresser
	Title:	Group General Counsel

VEON appoints Vasyl Latsanych as CEO of Russian operations

Amsterdam, 28 November 2017 - VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a leading global provider of connectivity and internet services headquartered in Amsterdam and serving more than 235 million customers, is pleased to announce the appointment of Vasyl Latsanych as Chief Executive Officer of its Russian operations, PJSC VimpelCom, with effect from 10 January 2018. In his new role, Vasyl will report to Kjell Morten Johnsen, VEON’s Head of Major Markets. PJSC VimpelCom operates under the Beeline brand in Russia.

Vasyl spent over 16 years in telecoms, most of which was with the MTS Group in a number of senior roles. His most recent role was as Group Vice President for Strategy and Marketing, where he was responsible for MTS’s commercial and strategic initiatives and led a significant customer experience transformation, as well as digital development.

Commenting on the appointment, Kjell Morten Johnsen said: “Vasyl brings extensive experience and a proven track record in the telecoms industry. His appointment will further strengthen and develop VEON’s strong market position, particularly as we look to implement important strategic initiatives in a highly dynamic and developing Russian market.”

Vasyl Latsanych said: “I am excited by the opportunity to lead PJSC VimpelCom, and I am looking forward to working with the team to ensure that Beeline customers are provided with the best digital services and solutions, particularly as the Russian telecoms market enters a new phase of development and digital change.”

About VEON

VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and internet services, with an ambition to lead the personal internet revolution for over 235 million customers that it currently serves, and for many others in the years to come.

Follow us on Twitter @veondigital, visit our blog @blog.veon.com or go to our website www.veon.com.

Disclaimer

This release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements can be identified by the use of words such as “may”, “will”, “plan”, “should”, “expect”, “anticipate”, “estimate”, “continue” or comparable terminology, and include statements relating to, among other things, the development of VEON’s market position in Russia and expectations relating to the Russian telecoms market. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. Although VEON believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions at the time made, it can give no assurance that such expectations will be achieved. Future events and actual results, financial and otherwise, may differ materially from the results discussed in the forward-looking statements as a result of risks and uncertainties. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. Furthermore, elements of this release contain, or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014.

Contacts

Investor Relations:

Bart Morselt

ir@veon.com

Media and Public Relations:

Maria Piskuneko

pr@veon.com